S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3300

December 17, 2004

Mr. Pradip Bhaumik

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

S.E. Asia Trading Company, Inc.

Form SB-1

File No. 333-118898

Dear Mr. Bhaumik:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Friday, December 24, 2004 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Sincerely,

/s/ Thomas G. Miller

Thomas G. Miller

President